May 16, 2019

VIA EDGAR

Diane Fritz, Staff Accountant

Laura Veator, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

RE:	Synopsys, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2018
Filed December 17, 2018
File No. 000-19807

Dear Ms. Fritz and Ms. Veator:

We respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 9, 2019 relating to the Annual Report on Form 10-K for the fiscal year ended October 31, 2018 filed by Synopsys, Inc. (the “Company,” “we” or “our”) with the Commission on December 17, 2018.

For your convenience, we have reproduced the Staff’s comments in bold type and have followed each comment with our response.

General

1.

Please describe to us the tax restructuring that took place in the fourth quarter of 2018 in further detail, including the nature of the intangible assets transferred, the entities involved in the transfer, and how the transfer results in a future U.S. tax deduction. Tell us the authoritative accounting literature upon which you relied in recording a deferred tax asset and tax benefit and how you took into consideration the provisions of ASC 740-10-25-3(e).

In the fourth quarter of 2018, the Company and its subsidiaries Synopsys Ireland Unlimited Corporation (“SIR”) and Synopsys USIE Holdings, LLC (“SUSIE”) undertook a restructuring (the “Tax Restructuring”) to centralize the rights to the Company’s intellectual property ownership in the United States. For US Federal tax purposes, the Tax Restructuring was treated as an “inbound” tax-free reorganization under Internal Revenue Code Section 368(a)(1)(F) (“SIR F Reorg”). The SIR F Reorg effectively resulted in bringing the tax basis of the assets and liabilities of SIR and its subsidiaries into the U.S. tax jurisdiction. This included the tax basis SIR held in the intangible assets immediately prior to the reorganization (i.e., SUSIE takes a “carryover basis” in the intangible assets).

As a result of the SIR F Reorg, while SIR does not in and of itself change status for non-U.S. tax purposes (i.e. it is still a corporation for non-U.S. tax purposes), the tax status of SIR was changed from a controlled foreign corporation to a disregarded branch of a U.S. corporation. Under ASC 740-10-25-32, this change in tax status resulted in SIR’s existing temporary differences being treated as temporary differences of SUSIE and required the Company to recognize U.S. deferred taxes on those temporary differences.

Further, US GAAP ASC 740-10-45-19 states “When deferred tax accounts are recognized or derecognized as required by paragraphs 740-10-25-32 and 740-10-40-6 due to a change in tax status, the effect of recognizing or derecognizing the deferred tax liability or asset shall be included in income from continuing operations.”

As the deferred tax assets resulted from a change in tax status as part of a tax-free reorganization, the resulting deferred tax asset of $172 million was included in income from continuing operations.

The deferred tax assets did not result from an intra-entity difference between the tax basis in the “buyer’s” tax jurisdiction and the cost as reported in the consolidated financial statements. Accordingly, we believe ASC 740-10-25-3(e) does not apply.

2.

We note your disclosure that a portion of foreign taxes paid as a result of the changes to your international tax structure in 2018 may result in a U.S. foreign tax credit, but the amount realized cannot be determined at this time. Please explain to us in more detail this disclosure and the basis in U.S. GAAP for not recognizing a deferred tax asset for foreign tax credits.

In fiscal 2018, we recorded a deferred tax asset for the foreign tax credit and a corresponding full valuation allowance resulting from the changes to our international tax structure.

The Tax Cuts and Jobs Act of 2017 (“TCJA”) added a limitation on foreign tax credits allocable to “foreign branches”. The Company determined that these limitations could potentially apply to the foreign taxes incurred as a result of the Tax Restructuring. As of the end of our fiscal 2018, no guidance had been issued on the application of these new rules, and significant uncertainty existed with respect to the application of the foreign tax credit associated with transactions that occurred after the enactment of the TCJA.

As disclosed in Note 11 of the Consolidated Financial Statements, on November 28, 2018, the U.S. Treasury Department (“Treasury”) and the Internal Revenue Service (“IRS”) issued proposed regulations on changes made to the application of the foreign tax credit under the TCJA. However, because these regulations were issued in proposed form following the end of the reporting period and were subject to revision by Treasury, they are not considered enacted tax law under ASC 740-10-25-47.

In evaluating the need for a valuation allowance on the foreign tax credit, the Company considered the potential application of the new foreign branch limitation, and assuming such limitation applied, whether it had sufficient ability to realize the benefit through a carryback to a prior tax year or through future taxable income. The Company concluded there was no definitive authority which would have allowed for the carryback of the credit to a prior taxable year, and that it did not expect to realize sufficient future foreign branch income to use the credit in the foreseeable future. Accordingly, the Company recorded a full valuation allowance for the foreign tax credit.

As disclosed in Note 11, if the proposed regulations were to be finalized in their current form, the Company could release all or a portion of the valuation allowance on these foreign tax credits. The Company intends to evaluate the ability to use the credit when final guidance is issued by the IRS.

Please contact me at (650) 584-5000 or rrunkel@synopsys.com should you have additional comments or require additional information.

Sincerely,

/s/ John F. Runkel, Jr.
John F. Runkel, Jr.
General Counsel and Corporate Secretary
Synopsys, Inc.

cc:	Trac Pham, Chief Financial Officer